EXHIBIT 99.2
SPHERE 3D CORP.
Condensed Consolidated Financial Statements (Unaudited)
Three and Nine Months Ended September 30, 2021 and 2020
(Expressed in U.S. dollars)

Sphere 3D Corp.
Condensed Consolidated Statements of Operations
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020

	(Unaudited)		(Unaudited)
Revenue	$1,041	$890	$2,875	$2,791
Cost of revenue	556	356	1,568	1,352
Gross profit	485	534	1,307	1,439
Operating expenses:
Sales and marketing	287	336	998	872
Research and development	297	264	803	947
General and administrative	2,446	1,590	6,868	4,406
	3,030	2,190	8,669	6,225
Loss from operations	(2,545)	(1,656)	(7,362)	(4,786)
Other income (expense):
Interest expense, related party	—	(191)	(496)	(309)
Interest expense	(1)	(57)	(20)	(142)
Interest income and other, net	146	715	225	1,002
Loss before income taxes	(2,400)	(1,189)	(7,653)	(4,235)
Provision for income taxes	—	1	—	4
Net loss	(2,400)	(1,190)	(7,653)	(4,239)
Dividends on preferred shares	168	—	530	—
Net loss available to common shareholders	$(2,568)	$(1,190)	$(8,183)	$(4,239)

Net loss per share:
Net loss per share basic and diluted	$(0.07)	$(0.17)	$(0.41)	$(0.81)
Shares used in computing net loss per share:
Basic and diluted	34,327,302	6,949,010	20,004,425	5,240,003
See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Condensed Consolidated Statements of Comprehensive Loss
(in thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020

	(Unaudited)		(Unaudited)
Net loss	$(2,400)	$(1,190)	$(7,653)	$(4,239)
Other comprehensive (loss) income:
Foreign currency translation adjustment	(8)	12	4	(31)
Total other comprehensive (loss) income	(8)	12	4	(31)
Comprehensive loss	$(2,408)	$(1,178)	$(7,649)	$(4,270)
See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Condensed Consolidated Balance Sheets
(in thousands of U.S. dollars, except shares)

	September 30, 2021	December 31, 2020
Assets	(Unaudited)
Current assets:
Cash and cash equivalents	$100,521	$461
Accounts receivable, net	226	264
Inventories	501	558
Notes receivable	2,140	—
Other current assets	1,686	807
Total current assets	105,074	2,090
Notes receivable	11,386	3,207
Investment in special purpose acquisition company	5,420	—
Investment	2,100	2,100
Intangible assets, net	13,186	2,608
Goodwill	1,385	1,385
Other assets	85,300	443
Total assets	$223,851	$11,833
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,233	$1,976
Accrued liabilities	319	958
Accrued payroll and employee compensation	295	293
Deferred revenue	387	657
Debt	—	1,121
Debt, related party	—	304
Line of credit	—	406
Other current liabilities	5	90
Total current liabilities	3,239	5,805
Deferred revenue, long-term	94	301
Long-term debt	—	672
Other non-current liabilities	1,046	46
Total liabilities	4,379	6,824
Commitments and contingencies (Note 14)
Shareholders’ equity:
Preferred shares, no par value, unlimited shares authorized, 1,000 and 9,355,778 shares issued and outstanding at September 30, 2021 and December 31, 2020, respectively	957	11,769
Common shares, no par value; unlimited shares authorized, 59,208,801 and 7,867,186 shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively	425,860	192,406
Accumulated other comprehensive loss	(1,787)	(1,791)
Accumulated deficit	(205,558)	(197,375)
Total shareholders’ equity	219,472	5,009
Total liabilities and shareholders’ equity	$223,851	$11,833
See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Condensed Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2021	2020
Operating activities:	(Unaudited)
Net loss	$(7,653)	$(4,239)
Adjustments to reconcile net loss to cash used in operating activities:
Gain on extinguishment of debt	(1,125)	—
Forgiveness of liabilities	(139)	(776)
Preferred shares penalty fee	653	—
Depreciation and amortization	835	742
Amortization of debt issuance costs	485	392
Share-based compensation	299	5
Revaluation of subscription agreements	—	(79)
Changes in operating assets and liabilities:
Accounts receivable	38	110
Inventories	57	94
Accounts payable and accrued liabilities	1,918	3,380
Accrued payroll and employee compensation	2	66
Deferred revenue	(477)	(553)
Other assets and liabilities, net	42	(1,138)
Net cash used in operating activities	(5,065)	(1,996)
Investing activities:
Deposit for purchase of property and equipment	(85,000)	—
Notes receivable	(10,035)	—
Investment in special purpose acquisition company, net	(4,420)	—
Net cash used in investing activities	(99,455)	—
Financing activities:
Proceeds from issuance of common shares and warrants, net	194,572	115
Proceeds from issuance of preferred shares, net	9,575	2,735
Payments for debt	(1,103)	—
Proceeds from long-term debt	447	667
Proceeds from exercise of warrants	1,458	120
Payments for line of credit, net	(402)	(2)
Payments for preferred share dividends	(218)	—
Proceeds from debt-related party	—	500
Payments for debt-related party	—	(42)
Proceeds from convertible debt	—	375
Proceeds from convertible debt-related party	—	200
Proceeds from exercise of stock options	252	76
Net cash provided by financing activities	204,581	4,744
Effect of exchange rate changes on cash	(1)	(1)
Net increase in cash and cash equivalents	100,060	2,747
Cash and cash equivalents, beginning of period	461	149
Cash and cash equivalents, end of period	$100,521	$2,896
See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Condensed Consolidated Statements of Cash Flows (continued)
(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2021	2020
Supplemental disclosures of cash flow information:	(Unaudited)
Cash paid for interest	$34	$25
Supplemental disclosures of non-cash financing activities:
Issuance of common shares for settlement of liabilities and preferred dividends	$3,704	$2,034
Issuance of common shares for conversion of convertible debt	$799	$783
Issuance of common shares for exercise of warrants applied to settlement of liabilities	$92	$—
Issuance of common shares for acquisition of intangible asset	$11,408	$1,560
Issuance of convertible debt-related party for prepaid business advisory services	$—	$150
Issuance of common shares for settlement of related party liabilities	$—	$379
See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Condensed Consolidated Statements of Shareholders’ Equity
(in thousands of U.S. dollars, except shares)
(Unaudited)

	Preferred Shares		Common Shares		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2021	9,355,778	$11,769	7,867,186	$192,406	$(1,791)	$(197,375)	$5,009
Issuance of common shares for conversion of preferred shares	(2,495,300)	(2,482)	2,532,798	2,482	—	—	—
Issuance of common shares	—	—	235,000	597	—	—	597
Issuance of common shares for the settlement of liabilities	—	—	351,880	921	—	—	921
Exercise of warrants	—	—	743,820	478	—	—	478
Other comprehensive income	—	—	—	—	4	—	4
Net loss	—	—	—	—	—	(2,372)	(2,372)
Preferred dividends	—	—	—	—	—	(193)	(193)
Balance at March 31, 2021	6,860,478	9,287	11,730,684	196,884	(1,787)	(199,940)	4,444
Issuance of common shares for conversion of preferred shares	(2,399)	(2,160)	2,108,620	2,160	—	—	—
Issuance of common shares	—	—	6,695,000	7,642	—	—	7,642
Issuance of common shares for conversion of convertible debt	—	—	468,225	799	—	—	799
Issuance of common shares for settlement of liabilities	—	—	770,000	1,135	—	—	1,135
Exercise of warrants	—	—	747,000	687	—	—	687
Issuance of common shares pursuant to the vesting of restricted stock units	—	—	62,500	—	—	—	—
Share-based compensation	—	—	—	247	—	—	247
Other comprehensive income	—	—	—	—	8	—	8
Net loss	—	—	—	—	—	(2,881)	(2,881)
Preferred dividends	—	—	—	—	—	(169)	(169)
Balance at June 30, 2021	6,858,079	7,127	22,582,029	209,554	(1,779)	(202,990)	11,912
Issuance of preferred shares, net	10,000	9,575	—	—	—	—	9,575
Issuance of common shares for conversion of preferred shares	(6,867,079)	(15,745)	6,076,770	15,745	—	—	—
Issuance of common shares, net	—	—	25,088,530	186,778	—	—	186,778
Acquisition of intangible asset	—	—	4,500,000	11,408	—	—	11,408
Issuance of common shares for the settlement of liabilities	—	—	362,972	1,648	—	—	1,648
Exercise of warrants	—	—	498,500	423	—	—	423
Exercise of stock options	—	—	100,000	252	—	—	252
Share-based compensation	—	—	—	52	—	—	52
Other comprehensive loss	—	—	—	—	(8)	—	(8)
Net loss	—	—	—	—	—	(2,400)	(2,400)
Preferred dividends	—	—	—	—	—	(168)	(168)
Balance at September 30, 2021	1,000	957	59,208,801	$425,860	$(1,787)	$(205,558)	$219,472
See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Condensed Consolidated Statements of Shareholders’ Equity (continued)
(in thousands of U.S. dollars, except shares)
(Unaudited)

	Preferred Shares		Common Shares		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2020	8,443,778	$8,444	3,850,105	$186,161	$(1,769)	$(191,596)	$1,240
Issuance of common shares pursuant to the vesting of restricted stock units	—	—	20,420	—	—	—	—
Issuance of common shares for the settlement of liabilities	—	—	146,300	130	—	—	130
Share-based compensation	—	—	—	5	—	—	5
Other comprehensive loss	—	—	—	—	(71)	—	(71)
Net loss	—	—	—	—	—	(1,103)	(1,103)
Balance at March 31, 2020	8,443,778	8,444	4,016,825	186,296	(1,840)	(192,699)	201
Issuance of preferred shares, net	1,244,000	808	—	—	—	—	808
Issuance of common shares for conversion of preferred shares	—	—	450,000	292	—	—	292
Issuance of common shares for conversion of convertible debt	—	—	580,580	377	—	—	377
Issuance of common shares for the settlement of liabilities	—	—	480,000	1,194	—	—	1,194
Issuance of stock options for the settlement of liabilities	—	—	—	54	—	—	54
Exercise of stock options	—	—	30,000	75	—	—	75
Other comprehensive income	—	—	—	—	28	—	28
Net loss	—	—	—	—	—	(1,946)	(1,946)
Balance at June 30, 2020	9,687,778	9,252	5,557,405	188,288	(1,812)	(194,645)	1,083
Issuance of preferred shares	3,000	2,735	—	—	—	—	2,735
Issuance of common shares	—	—	260,000	268	—	—	268
Issuance of common shares for conversion of preferred shares	(335,000)	(218)	335,000	218	—	—	—
Acquisition of intangible asset	—	—	480,000	1,560	—	—	1,560
Issuance of common shares for conversion of convertible debt	—	—	625,240	406	—	—	406
Issuance of common shares for the settlement of liabilities	—	—	339,541	1,157	—	—	1,157
Exercise of stock options	—	—	—	1	—	—	1
Other comprehensive income	—	—	—	—	12	—	12
Net loss	—	—	—	—	—	(1,190)	(1,190)
Balance at September 30, 2020	9,355,778	$11,769	7,597,186	$191,898	$(1,800)	$(195,835)	$6,032
See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
1.Organization and Business
Sphere 3D Corp. (the “Company”) was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. On March 24, 2015, the Company completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, the Company changed its name to “Sphere 3D Corp.” Sphere 3D historically focused on providing solutions for stand-alone storage and technologies that converge the traditional silos of compute, storage and network into one integrated hyper-converged or converged solution. We provide enterprise storage management solutions, and the ability to connect to public cloud services such as Microsoft Azure for additional delivery options and hybrid cloud capabilities. These solutions can be deployed through a public, private or hybrid cloud and are delivered both directly and through resellers and augmented through our professional services capabilities and offerings. The Company has a portfolio of brands including SnapServer®, HVE ConneXions (“HVE”) and UCX ConneXions (“UCX”). Subsequent to the third quarter of 2021, the Company entered into a definitive agreement to sell the SnapServer® product line and associated assets.
The Company has commenced planning and entered into a series of agreements that will enable it to enter the cryptocurrency mining industry.
Management has projected that cash on hand and other sources of liquidity may not be sufficient to allow the Company to continue operations beyond June 30, 2022 if we are unable to raise additional funding for operations. We expect our working capital needs to increase in the future as we continue to expand and enhance our operations. Our ability to raise additional funds through equity or debt financings or other sources may depend on the financial success of our current business and successful implementation of our key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond our control. No assurance can be given that we will be successful in raising the required capital at reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on our future financing and operating activities. If we require additional capital and are unsuccessful in raising that capital, we may not be able to continue our business operations and advance our growth initiatives, which could adversely impact our business, financial condition and results of operations.
Significant changes from the Company’s current forecasts, including but not limited to: (i) shortfalls from projected sales levels; (ii) unexpected increases in product costs; (iii) increases in operating costs; (iv) changes in the historical timing of collecting accounts receivable; and (v) inability to maintain compliance with the requirements of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market could have a material adverse impact on the Company’s ability to access the level of funding necessary to continue its operations at current levels. If any of these events occurs or the Company is unable to generate sufficient cash from operations or financing sources, the Company may be forced to liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or seek bankruptcy protection or be subject to an involuntary bankruptcy petition, any of, which would have a material adverse effect on the Company’s business, results of operations, financial position and liquidity.
The Company incurred losses from operations and negative cash flows from operating activities for the three and nine months ended September 30, 2021, and such losses may continue for the foreseeable future. Based upon the Company's current expectations and projections for the next year, the Company believes that it may not have sufficient liquidity necessary to sustain operations beyond June 30, 2022. These factors, among others, raise substantial doubt that the Company will be able to continue as a going concern. The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Merger Agreement
On June 3, 2021, the Company entered into an Agreement and Plan of Merger with Gryphon Digital Mining, Inc. (“Gryphon”), a privately held company in the cryptocurrency space dedicated to helping bring digital assets onto the clean energy grid. Its Bitcoin mining operation has a zero-carbon footprint and Gryphon's long-term strategy is to be the first vertically integrated crypto miner with a wholly owned, one hundred percent renewable energy supply. Upon completion of the merger, the Company will change its name to Gryphon Digital Mining, Inc.
As consideration for the merger transaction, the Company expects to issue 111,000,000 common shares to the shareholders of Gryphon, subject to adjustment, such that on closing, the Sphere 3D shareholders are projected to own approximately 62% of the Company and Gryphon shareholders will own the remaining 38%, on a fully-diluted basis. The merger is expected to close in the first quarter of 2022, subject to the approval of the shareholders of each company, as well as other closing conditions, including the registration statement for the merger shares to be issued being declared effective by the Securities and Exchange Commission, and the Company's pending merger listing being approved by the Nasdaq, SEC and other applicable regulatory bodies. Upon a successful closing of the merger, and all regulatory approvals, the Company will continue to trade on the NASDAQ. The transaction has been approved by the board of directors of both companies. PGP Capital Advisors, LLC acted as financial advisor and has provided a fairness opinion in support of the transaction to the board of directors of Sphere 3D. The closing of the merger agreement is subject to customary closing conditions for a transaction of this nature and may be terminated by the parties under certain circumstances.
In October 2021, the Company entered into an agreement with Gryphon for approximately 230 MW of carbon neutral bitcoin mining hosting capacity to be managed by Core Scientific as hosting partner. The agreement features the installation of digital asset miners at Core Scientific's net carbon neutral blockchain data centers over the course of 14 months. As part of the agreement, Core Scientific will provide digital mining fleet management and monitoring solution, Minder™, data analytics, alerting, monitoring, and miner management services.
Terminated Merger Agreement
On July 14, 2020, the Company entered into a definitive merger agreement (the “Rainmaker Merger Agreement”) pursuant to which it planned to acquire all of the outstanding securities of Rainmaker Worldwide Inc. (“Rainmaker”), a global Water-as-a-Service provider. The Company’s business model would have focused on Water-as-a-Service and Rainmaker management would have assumed leadership of the combined entity. On February 12, 2021, the Rainmaker Merger Agreement was terminated as the Company was unable to obtain all necessary regulatory approvals relating to the proposed transaction prior to the agreed date of January 31, 2021. No break-fee or termination costs were paid by either party.
2.Significant Accounting Policies
Principles of Consolidation
The condensed consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”), applied on a basis consistent for all periods. Accordingly, they do not include all of the information and disclosures required by U.S. GAAP for a complete set of financial statements. These condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on April 9, 2021. In the opinion of management, all adjustments of a normal recurring nature considered necessary for a fair presentation have been included. The results of operations of any interim period are not necessarily indicative of the results of operations to be expected for the full fiscal year. These condensed consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been appropriately eliminated in consolidation.

Use of Estimates
The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of provisions for impairment assessments of goodwill, other indefinite-lived intangible assets; revenue; allowance for doubtful receivables; inventory valuation; warranty provisions; and litigation claims. Actual results could differ from these estimates.
Foreign Currency Translation
The financial statements of foreign subsidiaries, for which the functional currency is the local currency, are translated into U.S. dollars using the exchange rate at the consolidated balance sheet date for assets and liabilities and a weighted-average exchange rate during the year for revenue, expenses, gains and losses. Translation adjustments are recorded as accumulated other comprehensive income (loss) within shareholders’ equity. Gains or losses from foreign currency transactions are recognized in the condensed consolidated statements of operations. Such transactions resulted in minimal losses in the three and nine months ended September 30, 2021 and 2020.
Cash Equivalents
Highly liquid investments with insignificant interest rate risk and original maturities of three months or less, when purchased, are classified as cash equivalents. Cash equivalents are composed of money market funds. The carrying amounts approximate fair value due to the short maturities of these instruments.
Accounts Receivable
Accounts receivable is recorded at the invoiced amount and is non-interest bearing. We estimate our allowance for doubtful accounts based on an assessment of the collectability of specific accounts and the overall condition of the accounts receivable portfolio. When evaluating the adequacy of the allowance for doubtful accounts, we analyze specific trade and other receivables, historical bad debts, customer credits, customer concentrations, customer credit-worthiness, current economic trends and changes in customers’ payment terms and/or patterns. We review the allowance for doubtful accounts on a quarterly basis and record adjustments as considered necessary. Customer accounts are written-off against the allowance for doubtful accounts when an account is considered uncollectable.
Inventories
Inventories are stated at the lower of cost and net realizable value using the first-in-first-out method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. We assess the value of inventories periodically based upon numerous factors including, among others, expected product or material demand, current market conditions, technological obsolescence, current cost, and net realizable value. If necessary, we write down our inventory for obsolete or unmarketable inventory by an amount equal to the difference between the cost of the inventory and the net realizable value.
Investments
The Company holds investments in equity securities of nonpublic companies for business and strategic purposes. The equity securities do not have a readily determinable fair value and are carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company reviews its investments on a regular basis to determine if the investments are impaired. For purposes of this assessment, the Company considers the investee’s cash position, earnings and revenue outlook, liquidity and management ownership, among other factors, in its review. If management’s assessment indicates that an impairment exists, the Company estimates the fair value of the equity investment and recognizes in current earnings an impairment loss that is equal to the difference between the fair value of the equity investment and its carrying amount.

Goodwill and Intangible Assets
Goodwill represents the excess of consideration paid over the value assigned to the net tangible and identifiable intangible assets acquired. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value.
Purchased intangible assets are amortized on a straight-line basis over their economic lives of 15 months to 15 years for supplier agreements, six years to 25 years for channel partner relationships, three years to nine years for developed technology, three years to eight years for capitalized development costs, and two years to 25 years for customer relationships as this method most closely reflects the pattern in which the economic benefits of the assets will be consumed.
Impairment of Goodwill and Intangible Assets
Goodwill and intangible assets are tested for impairment on an annual basis at December 31, or more frequently if there are indicators of impairment. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, restructuring actions, lower projections of profitability, or a sustained decline in our market capitalization. Intangible assets are quantitatively assessed for impairment, if necessary, by comparing their estimated fair values to their carrying values. If the carrying value exceeds the fair value, the difference is recorded as an impairment.
Revenue Recognition
The Company accounts for revenue pursuant to ASU 2014-09, Revenue from Contracts with Customers and all the related amendments (“Topic 606”). Under Topic 606, an entity is required to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, and contract consideration will be recognized on a “sell-in basis” or when control of the purchased goods or services transfer to the distributor.
The Company generates revenue primarily from: (i) solutions for standalone storage and integrated hyper-converged storage; (ii) professional services; and (iii) warranty and customer services. The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To determine revenue recognition for contracts with customers the Company performs the following five steps: (i) identify the promised goods or services in the contract; (ii) identify the performance obligations in the contract, including whether they are distinct in the context of the contract; (iii) determine the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies the performance obligations.
Approximately 70% of the Company’s revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied at a point in time. These contracts are generally comprised of a single performance obligation to transfer products. Accordingly, the Company recognizes revenue when change of control has been transferred to the customer, generally at the time of shipment of products. The Company sells its products both directly to customers and through distributors generally under agreements with payment terms typically less than 45 days. Revenue on direct product sales, excluding sales to distributors, are not entitled to any specific right of return or price protection, except for any defective product that may be returned under our standard product warranty. Product sales to distribution customers that are subject to certain rights of return, stock rotation privileges and price protections, contain a component of “variable consideration.” Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products and is generally based upon a negotiated fixed price and is net of estimates for variable considerations.

For performance obligations related to warranty and customer services, such as extended product warranties, the Company transfers control and recognizes revenue on a time-elapsed basis. The performance obligations are satisfied as services are rendered typically on a stand-ready basis over the contract term, which is generally 12 months.
In limited circumstances where a customer is unable to accept shipment and requests products be delivered to, and stored on, the Company’s premises, also known as a “bill-and-hold” arrangement, revenue is recognized when: (i) the customer has requested delayed delivery and storage of the products, (ii) the goods are segregated from the inventory, (iii) the product is complete, ready for shipment and physical transfer to the customer, and (iv) the Company does not have the ability to use the product or direct it to another customer.
The Company also enters into revenue arrangements that may consist of multiple performance obligations of its product and service offerings such as for sales of hardware devices and extended warranty services. The Company allocates contract fees to the performance obligations on a relative stand-alone selling price basis. The Company determines the stand-alone selling price based on its normal pricing and discounting practices for the specific product and/or service when sold separately. When the Company is unable to establish the individual stand-alone price for all elements in an arrangement by reference to sold separately instances, the Company may estimate the stand-alone selling price of each performance obligation using a cost plus a margin approach, by reference to third party evidence of selling price, based on the Company’s actual historical selling prices of similar items, or based on a combination of the aforementioned methodologies; whichever management believes provides the most reliable estimate of stand-alone selling price.
Warranty and Extended Warranty
The Company records a provision for standard warranties provided with all products. If future actual costs to repair were to differ significantly from estimates, the impact of these unforeseen costs or cost reductions would be recorded in subsequent periods.
Separately priced extended on-site warranties and service contracts are offered for sale to customers on all product lines. The Company contracts with third party service providers to provide service relating to on-site warranties and service contracts. Extended warranty and service contract revenue and amounts paid in advance to outside service organizations are deferred and recognized as service revenue and cost of service, respectively, over the period of the service agreement. The Company will typically apply the practical expedient to agreements wherein the period between transfer of any good or service in the contract and when the customer pays for that good or service is one year or less. Advanced payments for long-term maintenance and warranty contracts do not give rise to a significant financing component. Rather, such payments are required by the Company primarily for reasons other than the provision of finance to the entity.
Research and Development Costs
Research and development expenses include payroll, employee benefits, share-based compensation expense, and other headcount-related expenses associated with product development. Research and development expenses also include third-party development and programming costs.
Comprehensive Income (Loss)
Comprehensive income (loss) and its components encompass all changes in equity other than those arising from transactions with shareholders, including net loss and foreign currency translation adjustments, and is disclosed in a separate condensed consolidated statement of comprehensive loss.

Share-based Compensation
We account for share-based awards, and similar equity instruments, granted to employees, non-employee directors, and consultants under the fair value method. Share-based compensation award types include stock options and restricted stock. We use the Black-Scholes option pricing model to estimate the fair value of option awards on the measurement date, which generally is the date of grant. The expense is recognized over the requisite service period (usually the vesting period) for the estimated number of instruments for which service is expected to be rendered. The fair value of restricted stock units (“RSUs”) is estimated based on the market value of the Company’s common shares on the date of grant. The fair value of options granted to non-employees is estimated at the measurement date, which generally is the date of grant, using the Black-Scholes option pricing model.
Share-based compensation expense for options with graded vesting is recognized pursuant to an accelerated method. Share-based compensation expense for RSUs is recognized over the vesting period using the straight-line method. Share-based compensation expense for an award with performance conditions is recognized when the achievement of such performance conditions are determined to be probable. If the outcome of such performance condition is not determined to be probable or is not met, no compensation expense is recognized and any previously recognized compensation expense is reversed. Forfeitures are recognized in share-based compensation expense as they occur.
We have not recognized, and do not expect to recognize in the near future, any tax benefit related to share-based compensation cost as a result of the full valuation allowance of our net deferred tax assets and its net operating loss carryforward.
Recently Issued Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) that are adopted by the Company as of the specified effective date. If not discussed, the Company believes that the impact of recently issued standards will not have a material impact on the Company’s consolidated financial statements upon adoption.
3. Notes Receivable
In July 2021, the Company entered into a Promissory Note and Security Agreement with Gryphon, which was amended on August 30, 2021, and further amended on September 29, 2021 (the “Gryphon Note” as amended). The Gryphon Note, pursuant to which the Company loaned in the aggregate to Gryphon $10.0 million, has a payment schedule whereby the principal and accrued interest shall be due and payable commencing on January 1, 2022 continuing until and including December 1, 2024. The Gryphon Note is secured by certain assets of Gryphon and bears interest at the rate of 9.5% per annum. As of September 30, 2021, the outstanding Gryphon Note balance was $10.1 million.
In April 2021, MEOA Sponsor, a wholly owned subsidiary of the Company, entered into a promissory note with MEOA for up to $0.3 million with outstanding principal payable by MEOA to MEOA Sponsor on the earlier of (i) September 1, 2021 or (ii) the date MEOA consummates an initial public offering of its securities. At September 30, 2021, the note receivable balance was nil.
In September 2020, the Company entered into a Senior Secured Convertible Promissory Note with Rainmaker (the “Rainmaker Note”), pursuant to which the Company loaned Rainmaker the principal amount of $3.1 million. The Rainmaker Note is secured as a registered lien under the Uniform Commercial Code and the Personal Property Security Act (Ontario) against the assets of Rainmaker and bears interest at the rate of 10% per annum. The principal and interest accrue monthly and are due and payable in full on September 14, 2023. As of September 30, 2021, the outstanding Rainmaker Note balance was $3.4 million.

4. Certain Balance Sheet Items
The following table summarizes inventories (in thousands):

	September 30, 2021	December 31, 2020
Raw materials	$108	$119
Work in process	149	167
Finished goods	244	272
	$501	$558
The following table summarizes other current assets (in thousands):

	September 30, 2021	December 31, 2020
Prepaid services	$1,037	$421
Prepaid insurance	484	158
Transition service agreement	—	115
Deferred cost - service contracts	62	99
Other	103	14
	$1,686	$807
The following table summarizes other assets (in thousands):

	September 30, 2021	December 31, 2020
Prepaid property and equipment	$85,000	$—
Prepaid insurance and services	284	385
Deferred cost – service contracts	13	56
Other	3	2
	$85,300	$443

5. Intangible Assets
The following table summarizes intangible assets, net (in thousands):

	September 30, 2021	December 31, 2020
Developed technology	$13,117	$13,117
Supplier agreement	12,967	1,560
Channel partner relationships	730	730
Capitalized development costs(1)	3,213	3,116
Customer relationships	380	380
	30,407	18,903
Accumulated amortization:
Developed technology	(13,117)	(13,117)
Supplier agreement	(489)	(43)
Channel partner relationships	(568)	(477)
Capitalized development costs(1)	(2,897)	(2,518)
Customer relationships	(350)	(340)
	(17,421)	(16,495)
Total finite-lived assets, net	12,986	2,408
Indefinite-lived intangible assets - trade names	200	200
Total intangible assets, net	$13,186	$2,608
________________
(1)    Includes the impact of foreign currency exchange rate fluctuations.
Amortization expense of intangible assets was $524,000 and $258,000 during the three months ended September 30, 2021 and 2020, respectively. Amortization expense of intangible assets was $834,000 and $740,000 during the nine months ended September 30, 2021 and 2020, respectively. Estimated amortization expense for intangible assets is expected to be approximately $2.4 million for the remainder of 2021 and $9.3 million, $127,000, $105,000, $104,000, and $104,000 in fiscal 2022, 2023, 2024, 2025 and 2026, respectively.
Hertford Asset Acquisition
On July 31, 2021, the Company entered into an agreement (the “Hertford Agreement”) with Hertford Advisors Ltd. (“Hertford”), a privately held company that provides turnkey mining solutions, to provide an exclusive right to assume all of Hertford’s rights to a number of bitcoin mining agreements (the “Bitcoin Agreements”) and the right to complete negotiations to secure a long-term contract for 200,000 square foot crypto mining facility (the “Mining Facility Agreement”). The Company has assumed and executed the first Bitcoin Agreement directly with the manufacturer, for the purchase of up to 60,000 new bitcoin mining machines, with deliveries to commence in November 2021 and continue over the course of the next 14 months. In exchange for the assignment of the Bitcoin Agreements and the Mining Facility Agreement, for which the Company has the right, but not the obligation, to complete, and subject to receipt of all necessary regulatory approvals and execution of definitive agreements, the Company will issue to Hertford common shares, as well as issue shares of Series H Preferred Shares of the Company, based upon the achievement of certain milestones. On August 12, 2021, the Company issued 4,500,000 common shares with a fair value of $11.4 million to Hertford in satisfaction of assignment of the Bitcoin Agreements and the Mining Facility Agreement to the Company. Additional consideration will be granted as other key milestones are achieved. The common shares issued by the Company are subject to lock up and leak out agreements for a period of two years, with the initial release starting six months from the anniversary of the Hertford Agreement. The Company issued 135,000 common shares in satisfaction of a $456,000 finder’s fee to Majestic Dragon Financial Services Ltd. which is included in general and administrative expense in the consolidated statements of operations.
Supplier Agreement Acquisition
On August 3, 2020, Dale Allan Peters (“Peters”), as the beneficial shareholder of 101250 Investments Ltd. (“101 Invest”), a company existing under the laws of the Turks & Caicos Islands and a water partner of Rainmaker, entered into a Share Purchase Agreement (the “101 Invest Purchase Agreement”) with the Company. As a result of the 101 Invest Purchase Agreement, 101 Invest is a wholly-owned subsidiary of the Company. Under the terms of the 101 Invest Purchase Agreement, the Company issued 480,000 common shares at $3.25 per share to Greenfield Investments Ltd. for a purchase price of $1,560,000. The common shares contain a legend, either statutory or contractual, which restricted the resale of the common shares for a period of six-months and one day from the closing date. 101 Invest has exclusive rights to deliver the Rainmaker water solution to three Turks and Caicos island communities - Plantation Hills, Blue Sky and Village Estates.
6.Investments
Special Purpose Acquisition Company
In April 2021, the Company sponsored a special purpose acquisition company (“SPAC”), Minority Equality Opportunities Acquisition Inc. (“MEOA”), through the Company’s wholly owned subsidiary, Minority Equality Opportunities Acquisition Sponsor, LLC (“SPAC Sponsor”). MEOA’s purpose is to focus initially on transactions with companies that are minority owned businesses. In April 2021, SPAC Sponsor paid $25,000 of deferred offering costs on behalf of MEOA in exchange for 2,875,000 shares of MEOA’s Class B common stock (the “Founder Shares”).
In August 2021, SPAC Sponsor participated in the private sale of an aggregate of 5,395,000 Warrants (the “Private Placement Warrants”) at a purchase price of $1.00 per Private Placement Warrant. The SPAC Sponsor paid $5.4 million to MEOA, which included $1.0 million from an investor participating in MEOA Sponsor. The Private Placement Warrants are not transferable, assignable or saleable until 30 days after MEOA completes a business combination.
Silicon Valley Technology Partners
In November 2018, in connection with the divestiture of Overland Storage, Inc. (“Overland”), the Company received 1,879,699 Silicon Valley Technology Partners (“SVTP”) Preferred Shares representing 19.9% of the outstanding shares of capital stock of SVTP with a fair value of $2.1 million. The fair value of this investment was estimated using discounted cash flows. The Company concluded it does not have a significant influence over the investee. There were no known identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment at September 30, 2021.
7.Debt
On February 3, 2021, the Company received loan proceeds in the amount of $447,400 and entered into a loan agreement with Citizens National Bank of Texas pursuant to the CARES Act (“PPP Funds”). The CARES Act was established in order to enable small businesses to pay employees during the economic slowdown caused by COVID-19 by providing forgivable loans to qualifying businesses for up to 2.5 times their average monthly payroll costs. The amount borrowed by the Company under the CARES Act is eligible to be forgiven provided that (a) the Company uses the PPP Funds during the eight to twenty-four week period after receipt thereof, and (b) the PPP Funds are only used to cover payroll costs (including benefits), and other allowed expenses. In August 2021, the February 3, 2021 PPP Funds were forgiven by the lender and the Company recorded a gain on extinguishment of debt which is included in interest income and other, net. At September 30, 2021 there was no outstanding balance on the February 3, 2021 PPP Funds.

On August 27, 2020, the Company entered into a settlement agreement with O’Melveny & Myers LLP (“OMM”) pursuant to which the Company issued to OMM a secured promissory note (the “OMM Note”) in the aggregate principal amount of $1.1 million in satisfaction of certain accounts payable owed to OMM. The OMM Note bore interest at 1.68%. On April 2, 2021, the Company and OMM entered into a Fee Agreement stating the OMM Note maturity date was extended to June 2021, and the Company incurred an extension fee in the amount of $118,000. At September 30, 2021, there was no outstanding balance on the OMM Note.
On July 28, 2020, the Company entered into a Securities Purchase Agreement with Oasis Capital, LLC (“Oasis”), a related party of the Company, pursuant to which the Company received $500,000 and issued to Oasis (i) an 8.0% original issue discount promissory note payable with aggregate principal amount of $615,000 (“Oasis Promissory Note”), and (ii) 90,000 common shares of the Company at $3.37 per share. Torrington Financial Services Ltd earned a fee of $40,000 for facilitating the transaction. The Oasis Promissory Note was due on January 28, 2021. On March 10, 2021, the Company and Oasis entered into an Exchange Agreement under which Oasis surrendered the Oasis Promissory Note dated July 28, 2020 in exchange for a new Convertible Promissory Note issued to Oasis with (i) a principal amount of $796,159, (ii) interest rate of 8.0% per annum, (iii) a 12 month maturity date, and (iv) convertible into common shares of the Company. During the nine months ended September 30, 2021, the Company incurred a $241,000 penalty fee for the defaults on the original Oasis Promissory Note which is included in related party interest expense. During the nine months ended September 30, 2021, the Company issued 468,225 common shares in satisfaction of payment in full for the Convertible Promissory Note. At September 30, 2021 there was no outstanding balance on the Oasis Convertible Promissory Note.
On April 9, 2020, the Company received PPP Funds in the amount of $667,400 and entered into a loan agreement with Citizens National Bank of Texas pursuant to the CARES Act. The amount borrowed by the Company under the CARES Act is eligible to be forgiven provided that (a) the Company uses the PPP funds during the eight week period after receipt thereof, and (b) the PPP funds are only used to cover payroll costs (including benefits), rent, mortgage interest, and utility costs. In June 2021, the April 9, 2020 PPP Funds were forgiven by the lender and the Company recorded a gain on extinguishment of debt which is included in interest income and other, net. At September 30, 2021 there was no outstanding balance on the April 9, 2020 PPP Funds.
Convertible Debt and Warrants
On February 13, 2020, the Company entered into a business advisory agreement with Torrington Financial Services Ltd (“Torrington”), a financial adviser to the Company. As a result of the below March 23, 2020 transaction, Torrington and its entity under common control, Lallande Poydras Investment Partnership (“Lallande”), both participated in the below offering and were classified as a related party of the Company. At September 30, 2021, Torrington is no longer classified as a related party of the Company.
On March 23, 2020, the Company entered into subscription agreements by and among the Company and the investors party thereto, including Torrington and Lallande, for the purchase and sale of 725 units (collectively, the “Units” and individually, a “Unit”) for aggregate gross proceeds of $725,000 with each Unit consisting of (a) a 6.0% convertible debenture in the principal amount of $1,000, which is convertible at $0.6495 per share into 1,540 common shares of the Company, and (b) a warrant to purchase 1,540 common shares of the Company exercisable at any time on or before the third year anniversary date at an exercise price of $0.60 per share. The warrant includes a provision restricting the warrant holder from exercising it if the aggregate number of common shares held by the warrant holder equals or exceeds 5.0% of the issued and outstanding shares of the Company, calculated on a partially converted basis (i.e., assuming the conversion of all rights to receive common shares of the Company held by the warrant holder). All values were assigned to the debts and no value was assigned to the equity component. Torrington and Lallande participated in the offering and in the aggregate purchased 200 units, as well as for compensation for Torrington’s services, the Company issued to Torrington convertible debentures equal to $58,000 and convertible into 89,320 common shares and a warrant for the purchase of 89,320 shares, with other terms substantially the same as the investors. The Company received cash proceeds of $575,000 from the offering, and a participant of the offering paid on the Company’s behalf $150,000 directly to a business advisor for a prepayment of future services to the Company. The

Company used the remaining proceeds from the offering for general corporate and working capital purposes. At December 2020, the Company had no outstanding convertible debt related to the March 23, 2020 subscription agreement.
Line of credit
The Company had a line of credit agreement with a bank with a maximum borrowing limit, effective July 2, 2019, of $500,000. Borrowings under this agreement bear interest at a rate of 6.5% per annum. The line of credit expired on August 31, 2021. At September 30, 2021, the Company had no outstanding balance on the line of credit.
8.Fair Value Measurements
The authoritative guidance for fair value measurements establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Assets and Liabilities that are Measured at Fair Value on a Recurring Basis
The Company’s consolidated financial instruments include cash equivalents, accounts receivable, notes receivable, investments, accounts payable, accrued liabilities and preferred shares. Fair value estimates of these instruments are made at a specific point in time, based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The carrying amount of cash equivalents, accounts receivable, notes receivable, accounts payable and accrued liabilities are generally considered to be representative of their respective fair values because of the short-term nature of those instruments. The Company estimates the fair value of the preferred shares utilizing Level 2 inputs, including market yields for similar instruments.
The following table provides information by level for liabilities that are measured at fair value using significant unobservable inputs (Level 3) (in thousands):

Warrant Liability
Liability at January 1, 2021	$89
Reclassification to equity	(84)
Liability at September 30, 2021	$5
Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis
The Company's non-financial assets such as long-term investment, goodwill, and intangible assets are recorded at fair value when an impairment is recognized or at the time acquired in a business combination.
9.Preferred Shares
Series G Preferred Shares
On July 13, 2021, the Company filed articles of amendment to create a series of preferred shares, being, an unlimited number of Series G Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. Each shareholder of the Series G Preferred Shares, may, at any time, convert all or any part of the Series G Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 4.99% of the total number of outstanding common shares of the Company. This amount may be increased to 9.99% with 61 days’ notice to the Company.

Each Series G Preferred Share has a stated value of $1,000 and is convertible into the Company’s common shares at a conversion price equal to the lower of (i) 80% of the average of the three lowest volume weighted average price of the common stock during the ten trading days immediately preceding, but not including, the conversion date and (ii) $2.75; however, in no event shall the conversion price be lower than $1.00 per share. The Series G Preferred Shares are non-voting and pay dividends at a rate of 8.0% per annum, payable quarterly.
On July 12, 2021, the Company entered into a Securities Purchase Agreement with two institutional investors (the “Purchasers”), for the issuance of an aggregate of $10.0 million worth of Series G Convertible Preferred Shares of the Company (the “Series G Preferred Shares”), and the issuance to the purchasers of an aggregate of 2,000,000 warrants to purchase common shares of the Company, which such warrants have a term of three years, and an exercise price of $4.00 per share. Until the Company obtains the approval of its shareholders to do so, (i) the Series G Preferred Shares can only be converted into a maximum of 4,400,000 common shares and (ii) the warrant may not be exercised.
During the nine months ended September 30, 2021, the Company has issued 3,272,728 common shares of the Company for the conversion of 9,000 Series G Preferred Shares. There are 1,000 Series G Preferred Shares outstanding at September 30, 2021.
Series E Preferred Shares
On September 17, 2020, the Company filed articles of amendment to create a series of preferred shares, being, an unlimited number of Series E Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. The shareholder of the Series E Preferred Shares, may, at any time, convert all or any Series E Preferred Shares provided that the common shares issuable upon such conversion, together with all other common shares of the Company held by the shareholder in the aggregate, would not cause such shareholder’s ownership of the Company’s common shares to exceed 4.99% of the total number of outstanding common shares of the Company. This amount may be increased to 9.99% with 61 days’ notice to the Company.
Each Series E Preferred Share has a stated value of $1,000 and is convertible into the Company’s common shares at a conversion price equal to the lower of (i) 70% of the average of the three lowest volume weighted average price of the common stock during the ten trading days immediately preceding, but not including, the conversion date and (ii) $2.00; however, in no event shall the conversion price be lower than $1.00 per share. The Series E Preferred Shares are non-voting and pay dividends at a rate of 8.0% per annum, payable quarterly.
On September 14, 2020, the Company entered into a Securities Purchase Agreement (“Westworld SPA”) with Westworld Financial Capital, LLC (“Westworld”) relating to the issuance and sale to the investor of 3,000 shares of the Company’s subsequently established Series E Convertible Preferred Shares in a private placement transaction for net proceeds of $2.7 million. The Company paid Torrington a business advisory fee of $240,000 related to this transaction. Under the Westworld SPA, the Company agreed to obtain the consent of Westworld for any additional financings by the Company.
On March 9, 2021, the Company and Westworld entered into an Amendment to the Westworld SPA and on March 23, 2021, the Company issued 250,000 common shares of the Company with a fair value of $653,000 to Westworld for the Company’s failure to file a timely registration statement required under the Westworld SPA. Such expense is included in interest income and other, net on the consolidated statement of operations.
On April 8, 2021, the Company was in default for failure to file a timely registration statement for the shares issued on March 9, 2021. As stated in the Amendment to the Westworld SPA, the Company incurs a penalty equal to 24.0% per annum on the additional common shares issued’s fair value of $653,000 until there is a registration statement filed or September 19, 2021.
During the nine months ended September 30, 2021, the Company has issued 2,456,918 common shares of the Company for the conversion of 3,000 Series E Preferred Shares. There are no Series E Preferred Shares outstanding at September 30, 2021.

Series D Preferred Shares
On May 6, 2020, the Company filed articles of amendment to create a series of preferred shares, being, an unlimited number of Series D Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. The Series D Preferred Shares are convertible into our common shares, at a conversion price equal to $0.65, subject to certain anti-dilution adjustments. Each shareholder of the Series D Preferred Shares, may, at any time, convert all or any part of the Series D Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 4.99% of the total number of outstanding common shares of the Company. This amount may be increased to 9.99% with 61 days’ notice to the Company.
On April 30, 2020, the Company entered into a Securities Purchase Agreement with two investors relating to the issuance and sale, in the aggregate, of 1,694,000 shares of the Company's subsequently established Series D Preferred Shares, no par value and warrants to purchase up to 1,694,000 common shares of the Company in a private placement transaction, in exchange for the assignment to the Company by the investors of certain convertible promissory notes receivable held by the investors in an aggregate amount of $1.1 million. Subject to certain limitations, the warrants are exercisable at an exercise price equal to $0.92 per common share, subject to adjustments as provided under the terms of the warrants, and are exercisable for five years. The warrants include a provision restricting the warrant holder from exercising it if the aggregate number of common shares held by the warrant holder equals or exceeds 5.0% of the issued and outstanding shares of the Company, calculated on a partially converted basis (assuming the conversion of all rights to receive common shares of the Company held by the warrant holder). The Series D Preferred Shares are convertible at the option of the holder, subject to certain conditions.
During the nine months ended September 30, 2021 and 2020, the Company issued common shares of the Company of 909,000 and 785,000, respectively, for the conversion of 909,000 and 785,000, Series D Preferred Shares, respectively. There are no Series D Preferred Shares outstanding at September 30, 2021.
Series C Preferred Shares
On October 30, 2019, the directors of the Company passed a resolution authorizing the filing of articles of amendment to create a series of preferred shares, being, an unlimited number of Series C Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. On November 6, 2019, the Company filed the Articles of Amendment to create the Series C Preferred Shares. Pursuant to the articles of amendment governing the rights and preferences of outstanding shares of Series C Preferred Shares, each preferred share, subject to prior shareholder approval, are convertible into our common shares, at a conversion rate in effect on the date of conversion. Overland, a former related party and the sole shareholder of the Series C Preferred Shares, agreed that it would not exercise its conversion right with respect to its Series C Preferred Shares until the earlier of (i) October 31, 2020 or (ii) such time that we file for bankruptcy or an involuntary petition for bankruptcy is filed against us (unless such petition is dismissed or discharged within 30 days).
On October 31, 2020, the Company received notification requesting conversion of the Series C Preferred Shares held by Overland. On March 3, 2021, the Company issued two investors in the aggregate 1,440,000 common shares for the conversion of all of the outstanding 1,600,000 Series C Preferred Shares. There are no Series C Preferred Shares outstanding at September 30, 2021.

Series B Preferred Shares
In July 2019, the Company filed articles of amendment to create a series of preferred shares, being, an unlimited number of Series B Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. In July 2019, following the filing of the Articles of Amendment to create the Series B Preferred Shares, the Company entered into a share exchange agreement with FBC Holdings to exchange 6,500,000 Series A Preferred Shares held by FBC Holdings for 6,843,778 Series B Preferred Shares, which included accrued dividends. Pursuant to the terms of a waiver agreement entered into by FBC Holdings and the Company on April 8, 2021, FBC Holdings has irrevocably and unconditionally waived its ability, upon providing the Company with at least 61 days' prior written notice, to increase or decrease the maximum percentage from the 9.99% threshold provided for in the Company's articles of amendment governing the rights and preferences of outstanding shares of Series B Preferred Shares unless FBC Holdings obtains the Company's prior written consent.
The Series B Preferred Shares (i) were convertible into the Company’s common shares, subject to prior shareholder approval, at a conversion rate equal to $1.00 per share, plus accrued and unpaid dividends, divided by an amount equal to 0.85 multiplied by a 15-day volume weighted average price per common share prior to the date the conversion notice is provided (the “Conversion Rate”), subject to a conversion price floor of $0.80, (ii) after November 13, 2020, fixed, preferential, cumulative cash dividends at the rate of 8.0% of the Series B Preferred Shares subscription price per year, and (iii) carry a liquidation preference equal to the subscription price per Series B Preferred Share plus any accrued and unpaid dividends. In August 2021, all of the Series B Preferred Shares were converted and the Company issued 2,639,542 common shares of the Company, including 107,481 common shares for satisfaction of outstanding accrued Series B Preferred dividends. There are no Series B Preferred Shares outstanding at September 30, 2021.
As of September 30, 2021 and December 31, 2020, accrued liabilities included $0 and $71,000, respectively, for related party preferred shares dividends. For the three months ended September 30, 2021 and 2020, there were related party preferred dividends of $58,000 and $0, respectively. For the nine months ended September 30, 2021 and 2020, there were related party preferred dividends of $329,000 and $0, respectively.
Management has determined that the conversion terms of the outstanding Series G Preferred Shares do not cause the preferred shares to be treated as liability instruments, and accordingly such preferred shares are presented as equity instruments.
10. Share Capital
In September 2021, the Company completed a registered direct offering of an aggregate of 22,600,000 common shares, no par value, of the Company, and warrants to purchase an aggregate of 11,299,000 common shares of the Company at a combined offering price of $8.50 per share. The warrants have an exercise price of $9.50 per share. Each warrant is exercisable for one common share and is immediately exercisable and will expire five years from the issuance date. A holder (together with its affiliates) may not exercise any portion of such holder's warrants to the extent that the holder would own more than 4.99% of the Company's outstanding common shares immediately after exercise, except that upon notice from the holder to the Company, the holder may decrease or increase the limitation of ownership of outstanding stock after exercising the holder's warrants up to 9.99% of the number of common shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants, provided that any increase in such limitation shall not be effective until 61 days following notice to the Company. Net proceeds, after deducting placement agent's fees, commissions and other offering expenses, were approximately $176.3 million. Maxim Group LLC (“Maxim”) acted as the sole placement agent in connection with the offering. The proceeds will be used, in part, towards the purchase of 60,000 crypto mining machines (“miners”).

In August 2021, the Company completed the purchase and sale of 2,488,530 units (collectively, the “Units” and individually, a “Unit”) at a combined offering price of $4.25 per Unit with each Unit consisting of (a) one common share of the Company, (b) a warrant to purchase one common share of the Company at an exercise price of $6.50 per share immediately exercisable and will expire three years from the issuance date (the “A Warrant”), and (c) a warrant to purchase one common share of the Company at an exercise price of $7.50 per share immediately exercisable and will expire three years from the issuance date (the “B Warrant”) (collectively the “August 2021 Warrants”). The August 2021 Warrants include a provision restricting the warrant holder from exercising it if the aggregate number of common shares held by the warrant holder equals or exceeds 4.99% of the issued and outstanding shares of the Company, calculated on a partially converted basis (i.e., assuming the conversion of all rights to receive common shares of the Company held by the warrant holder). In addition, as an introduction fee, the Company issued to OTC Hospitality Group 106,958 A Warrants and 106,958 B Warrants, with the same terms as the August 2021 Warrants, to purchase, in the aggregate, up to 213,916 common shares and paid to OTC Hospitality Group $456,000 in cash. Net proceeds were approximately $10.1 million. The Company intends to use the proceeds for general corporate and working capital purposes.
In May 2021, the Company completed the closing of its underwritten public offering of 5,600,000 common shares at a price to the public of $1.25 per share. Maxim acted as the sole placement agent in connection with the offering. The Company granted to Maxim a 45-day option to purchase up to an additional 700,000 common shares, at the public offering price less underwriting discounts and commissions, of which Maxim has exercised its option to purchase the additional common shares. In addition, the Company issued Maxim 224,000 warrants to purchase up to 224,000 common shares at a purchase price of $1.375. Net proceeds after deducting underwriting discounts, commissions and other offering expenses were approximately $6.8 million, inclusive of the over-allotment.
In May 2021, the Company entered into a settlement and termination agreement with Torrington, and as full and final settlement of all amounts owing under the February 13, 2020 Business Advisory Agreement, whether fixed, contingent or otherwise, the Company issued to Torrington, as a one-time payment, share certificates representing 600,000 common shares of the Company with a fair value of $795,000.
In May 2020, the Company entered into an equity purchase agreement and registration rights agreement with Oasis to purchase from the Company up to $11.0 million worth of common shares of the Company. Under the purchase agreement, the Company has the right to sell up to $11.0 million of its common shares to Oasis over a 36-month period. The Company will control the timing and amount of any sales to Oasis, and Oasis is obligated to make purchases in accordance with the purchase agreement, upon certain terms and conditions being met. The purchase agreement, which contains a floor price of $1.74 per common share, as amended on January 4, 2021, allows the Company to fund its needs in a more expedient and cost-effective manner, on the pricing terms set forth in the purchase agreement. The equity line is designed to provide capital to the Company as it is required. During the nine months ended September 30, 2021, the Company issued 630,000 common shares to Oasis for gross proceeds of $1.3 million under the terms and conditions of the equity purchase agreement. At September 30, 2021, the Company has issued from inception to date, in the aggregate, $1.7 million worth of common shares of the Company under the equity purchase agreement.

Warrants
At September 30, 2021, the Company had the following outstanding warrants to purchase common shares:

Date issued	Contractual life (years)	Exercise price	Number outstanding	Expiration
August 2017	5	$42.00	37,500	August 11, 2022
August 2017	5	$42.00	11,876	August 16, 2022
August 2017	5	$42.00	25,625	August 22, 2022
April 2018	5	$5.60	111,563	April 17, 2023
March 2020	3	$0.60	31,000	March 23, 2023
April 2020	5	$0.92	579,500	April 30, 2025
May 2021	5	$1.375	224,000	May 27, 2026
July 2021	3	$4.00	2,000,000	*
August 2021	3	$6.50	2,595,488	August 25, 2024
August 2021	3	$7.50	2,595,488	August 25, 2024
September 2021	5	$9.50	11,299,999	September 8, 2026
			19,512,039
* These warrants require shareholder approval to exercise, which has not occurred as of September 30, 2021, and expire on the third anniversary of the initial exercise date.
11.Equity Incentive Plans
Restricted Stock Awards
During the nine months ended September 30, 2021 and 2020, the Company granted restricted stock awards (“RSA”) in lieu of cash payment for services performed. The estimated fair value of the RSAs was based on the market value of the Company’s common shares on the date of grant. During the nine months ended September 30, 2021 and 2020, the Company granted fully vested RSAs of 301,880 and 400,841, respectively, with a fair value of $1.4 million and $771,000, respectively.
Share-Based Compensation Expense
The Company recorded the following compensation expense related to its share-based compensation awards (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Sales and marketing	$—	$—	$130	$2
Research and development	—	—	—	3
General and administrative	52	—	169	—
Total share-based compensation expense	$52	$—	$299	$5
As of September 30, 2021, there was $53,000 unrecognized compensation expense related to unvested equity-based compensation awards, and is expected to be recognized over a weighted average period of three months.

12.Net Loss per Share
Basic net loss per share is computed by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the period. Preferred shares, outstanding common share purchase warrants, outstanding options and convertible debt are considered common stock equivalents and are only included in the calculation of diluted earnings per common share when net income is reported and their effect is dilutive.
Anti-dilutive common share equivalents excluded from the computation of diluted net loss per share were as follows:

	Three and Nine Months Ended September 30,
	2021	2020
Preferred shares issued and outstanding	1,000	9,355,778
Common share purchase warrants	19,512,039	2,901,182
Options and RSUs outstanding	71,728	101,175
13.Related Party Transactions
In November 2018, the Company entered into a Transition Service Agreement (“TSA”) to facilitate an orderly transition process for the divestiture of Overland. In October 2019, the Company entered into a conversion agreement by and among the Company, HVE and Overland under which Overland agreed to convert the following debt, accrued payables and prepayment of future goods and services into 1,600,000 Series C Preferred Shares of the Company valued at $1.00 per share: (i) principal and accrued interest of $520,000 under the Secured Promissory Note dated November 13, 2018 by and among the Company, HVE and Overland; (ii) accrued fees of $632,000 under the TSA and as modified, by and among the Company and Overland; and (iii) prepayment of $448,000 for future goods and services under the TSA. At September 30, 2021 and December 31, 2020, other current assets included nil and $115,000, respectively, for prepayment of services under the TSA.
Overland is no longer a related party of the Company. Net expense incurred by the Company related to the TSA was minimal during 2021. Net expense incurred by the Company related to such agreement was approximately $74,000 and $261,000 during the three and nine months ended September 30, 2020.
As of September 30, 2021 and December 31, 2020, accrued liabilities included nil and $247,000, respectively, for related party business advisory service fees.
14.Commitments and Contingencies
BitFuFu Machine Purchase Agreement
In July 2021, the Company entered into an agreement with FuFu Technology Limited (“BitFuFu”), subsequently amended in September 2021, for the purchase of cryptocurrency mining hardware and other equipment to the Company. The Company has committed to purchase 60,000 machines for an aggregate value of $305.7 million through December 2022. In September 2021, the Company paid an $85.0 million down payment to BitFuFu for prepayment towards the machines to begin delivery in November 2021. The down payment and payment of total purchase price are not refundable, save as otherwise mutually agreed by the Parties. The remaining $220.7 million is payable over the next 12 months.

Majestic Dragon Financial Services
In July 2021, the Company retained, Majestic Dragon Financial Services Ltd. (“Majestic Dragon”), to provide consulting and advisory services to the Company commencing on the closing of the Hertford Agreement, dated as of July 31, 2021, for a term ending on the date on which Majestic Dragon and its affiliates or any funds managed by Majestic Dragon cease to own, directly or indirectly, any equity interests of the Company. The Company will pay Majestic Dragon (i) 3.0% of the Hertford Agreement transaction, paid in common shares, which amount shall be paid concurrently with any payment made to Hertford for the placement of the assets to the Company from Hertford pursuant to the terms of the Hertford Agreement, and (ii) 100 Bitcoin per year for a period of two years, payable from the first coin mined in the corresponding year.
In August 2021, the Company issued 135,000 common shares with a fair value of a $456,000 under the Majestic Dragon agreement for a finders fee related to the Hertford Agreement and is included in general and administrative expense in the consolidated statements of operations.
Letters of credit
During the ordinary course of business, the Company provides standby letters of credit to third parties as required for certain transactions initiated by the Company. As of September 30, 2021, the Company had no outstanding standby letters of credit.
Warranty and Extended Warranty
The Company had $75,000 and $154,000 in deferred costs included in other current and non-current assets related to deferred service revenue at September 30, 2021 and December 31, 2020, respectively. Changes in the liability for deferred revenue associated with extended warranties and service contracts were as follows (in thousands):

Deferred Revenue
Liability at January 1, 2021	$739
Settlements made during the period	(663)
Change in liability for warranties issued during the period	349
Change in liability for pre-existing warranties	—
Liability at September 30, 2021	$425
Current liability	331
Non-current liability	94
Liability at September 30, 2021	$425
Litigation
The Company is, from time to time, subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of such pending proceedings will not have a material effect on the Company’s results of operations, financial position or cash flows.
In January 2018, Mr. Vito Lupis filed a statement of claim in the Ontario Court of Justice against a former officer of the Company, and vicarious liability against the Company, in connection with stock purchase agreements and other related agreements that would have been entered into between Mr. Lupis and the Company in 2012. In March 2019, the Company and Mr. Lupis entered into a settlement agreement pursuant to which the Company has agreed to pay Mr. Lupis certain consideration, which is included in general and administrative expense, in exchange for a dismissal of the action. In March 2021, the Company paid the outstanding balance for a release of all claims.

In April 2015, the Company filed a proof of claim in connection with bankruptcy proceedings of V3 Systems, Inc. (“V3”) based on breaches by V3 of the Asset Purchase Agreement entered into between V3 and the Company dated February 11, 2014 (the “APA”). On October 6, 2015, UD Dissolution Liquidating Trust (“UD Trust”), post-confirmation liquidating trust established by V3’s plan of liquidation, filed a complaint against the Company and certain of its current and former directors in the U.S. Bankruptcy Court for the District of Utah Central Division objecting to our proof of claim and asserting claims for affirmative relief against the Company and its directors. This complaint alleges, among other things, that Sphere 3D breached the APA and engaged in certain other actions and/or omissions that caused V3 to be unable to timely sell the Sphere 3D common shares received by V3 pursuant to the APA. The UD Trust seeks, among other things, monetary damages for the loss of the potential earn-out consideration, the value of the common shares held back by us pursuant to the APA and costs and fees.
In March 2018, UD Trust filed a complaint in U.S. District Court for the Northern District of California (“California Complaint”) asserting that two transactions involving the Company constitute fraudulent transfers under federal and state law. First, UD Trust alleges that the consolidation of the Company’s and its subsidiaries’ indebtedness to the Cyrus Group into a debenture between FBC Holdings and the Company in December 2014 constitutes a fraudulent transfer. Second, UD Trust alleges that the Share Purchase Agreement constitutes a fraudulent transfer, and seeks to require that the proceeds of the transaction be placed in escrow until the V3 litigation is resolved. The California Complaint also asserts a claim against the Company’s former CEO for breach of fiduciary duty, and a claim against the Cyrus Group for aiding and abetting breach of fiduciary duty. On July 25, 2018, the Company filed a motion seeking to dismiss all of the claims asserted against the Company and its former CEO. On the same day, the Cyrus Group filed a motion seeking to dismiss all claims asserted against the Cyrus Group. The UD Trust voluntarily dismissed this case without prejudice on February 5, 2020.
In October 2019, UD Trust filed an amended complaint in the Delaware Bankruptcy Court. The amended complaint includes all of the claims and parties in the original complaint first filed in October 2015 in the Utah Bankruptcy Court as well as the claims and additional parties in the California Complaint. The Company continues to believe this lawsuit to be without merit and intend to vigorously defend against the action. In February 2020, the Company filed a renewed motion seeking to dismiss the majority of the claims asserted by the UD Trust in the amended complaint. On that same day, the Company also filed a counterclaim against the UD Trust in which the Company alleged that V3 breached numerous provisions of the APA. The Company’s current and former officers and directors that were named as defendants in the amended complaint as well as the Cyrus Group all filed motions seeking to dismiss all claims that the UD Trust alleged against them. In March 2021, the Delaware Bankruptcy Court issued a Memorandum Opinion in which it for the most part denied the defendants’ motions The parties are scheduled to participate in a mediation in mid-December to attempt to amicably resolve their respective claims against each other.
15.Subsequent Events
On October 1, 2021, the Company filed articles of amendment to create a series of preferred shares, being, an unlimited number of Series H Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. Each shareholder of the Series H Preferred Shares, may, subject to prior shareholder approval, convert all or any part of the Series H Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 9.99% of the total number of outstanding common shares of the Company.
Each Series H Preferred Share has a stated value of $1,000 and is convertible into the Company’s common shares at a conversion rate equal to one Series H Preferred Share for 1,000 common shares of the Company. The Series H Preferred Shares are non-voting and do not accrue dividends.

In connection with the Hertford Agreement the Company entered into in July 2021, on October 1, 2021, the Company issued 96,000 Series H Preferred Shares to Hertford. The issuance of the Series H Preferred Shares was triggered by the Company’s $85.0 million deposit made to BitFuFu for cryptocurrency mining hardware and other equipment. The Company has committed to additional issuances of Series H Preferred Shares to Hertford upon execution of new cryptocurrency mining hardware equipment contracts as defined in the Hertford Agreement.
On October 1, 2021, the Company issued 2,880,000 common shares with a fair value of $17.2 million for a fee incurred under the July 31, 2021 Majestic Dragon agreement related to the Series H Preferred Shares issued to Hertford on October 1, 2021.
On October 1, 2021, in consideration for Westworld waiving its rights to consent to any and all past, present and future additional financings by the Company, the parties entered into a second amendment to the Westworld SPA under which the Company issued to Westworld, 850,000 warrants to purchase common shares of the Company, which such warrants have a term of three years, and an exercise price of $6.00 per share.
On October 5, 2021, the Company issued 579,500 common shares for the exercise of certain outstanding warrants and received proceeds of $533,000.
On October 5, 2021, the holder of the Company’s Series G Preferred Shares converted 1,000 Series G shares for 363,636 common shares. There are no Series G Preferred Shares outstanding following this conversion.
On October 5, 2021, the Company entered into s Sub-License and Delegation Agreement (“Hosting Sub-Lease”) by and between Gryphon and the Company, which assigned to the Company certain Master Services Agreement, dated as of September 12, 2021 (the “MSA”), by and between Core Scientific, and Gryphon and Master Services Agreement Order #2 (“Order 2”). The agreement allows for approximately 230 MW of carbon neutral bitcoin mining hosting capacity to be managed by Core Scientific as hosting partner. The agreement features the installation of digital asset miners at Core Scientific's net carbon neutral blockchain data centers over the course of 14 months. As part of the agreement, Core Scientific will provide digital mining fleet management and monitoring solution, Minder™, data analytics, alerting, monitoring, and miner management services. On October 8, 2021, the Company paid $16.3 million to Gryphon for Order 2. The remaining commitment of $35.0 million is to be paid over the next 14 months.
The Hosting Sub-Lease shall automatically terminate upon the termination of the MSA and/or Order 2 in accordance with their respective terms. In addition, upon any termination of the Gryphon Merger Agreement by Sphere, Gryphon shall have the right, in its sole discretion, to terminate this MSA in its entirety (including the Hosting Sub-Lease) upon not less than 180 calendar days’ written notice to Sphere.
On October 14, 2021, the Company purchased 1,500,000 shares of common stock of Filecoiner at a price equal to $4.00 per share.
On October 14, 2021, the Company and Filecoiner, Inc. (“Filecoiner”) entered into an acquisition agreement under which Sphere's wholly-owned subsidiary HVE sold the assets, including intellectual property, associated with Sphere’s Snap product line to Filecoiner, in exchange for 1,000 shares of Series B preferred stock of Filecoiner (“Filecoiner Series B Preferred Stock”) with an aggregate stated value equal to $8.0 million. The preferred shares have a liquidation preference of $1,000 per share, do not accrue dividends nor have voting rights. Filecoiner will use 1.5% of its annual gross revenue to redeem any outstanding shares of Filecoiner Series B Preferred Stock. This amount will be paid to the holder of the Filecoiner Series B Preferred Stock within 15 days of the completion of Filecoiner's audited financial statements During any 12-calendar month period, 25% of the shares of Series B Preferred Stock shall be convertible at the option of the holder thereof at any time into a number of shares of common stock determined by dividing (i) the original issue price by (ii) the conversion price then in effect. The initial conversion price for the Series B Preferred Stock shall be equal to $8.00 per share. The conversion price from time to time in effect is subject to adjustment as hereinafter provided in the Filecoiner acquisition agreement. The Company is performing the operating duties for the Snap product line on behalf of Filecoiner. The Company expects to continue to provide this service for a period time and is in process of finalizing a transition services agreement.